July 18, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of Athena Technology Acquisition Corp. II, under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant
- Shares of Class A common stock, par value $0.0001 per share, included as part of the units
- Redeemable warrants, each exercisable for one share of Class A common stock for $11.50 per share and included as part of the units

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com